SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29577; 813-353]

Capital International, Inc., et al.; Notice of Application

February 10, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 6(b) and 6(e) of the Investment

Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act,

except section 9, and sections 36 through 53, and the rules and regulations under the Act.

With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and

rule 38a-1 under the Act, the exemption is limited as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited

partnerships and other entities ("Partnerships") formed for the benefit of eligible employees

of Capital International, Inc. ("Capital") and its affiliates from certain provisions of the Act.

Each Partnership will be an "employees' securities company" within the meaning of section

2(a)(13) of the Act.

Applicants: CGPE IV, L.P. ("CGPE IV"), CGPE V, L.P. ("CGPE V"), Capital

International Investments IV, LLC ("CII IV"), Capital International Investments V, LLC

("CII V"), and Capital.

Filing Dates: The application was filed on October 1, 2003 and amended on September 30,

2004, April 6, 2007, April 16, 2010, and February 1, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicants with a copy of the request, personally or

by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 7,
2011, and should be accompanied by proof of service on applicants, in the form of an
affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of
the writer's interest, the reason for the request, and the issues contested. Persons who wish
to be notified of a hearing may request notification by writing to the Commission's
Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,
Washington, DC 20549-1090; Applicants: Capital, 11100 Santa Monica Blvd., 15th Floor,
Los Angeles, CA 90025-3384; CGPE IV, CGPE V, CII IV, and CII V, 6455 Irvine Center
Drive, Irvine, CA 92618-4518.

For Further Information Contact: Christine Y. Greenlees, Senior Counsel, at (202) 551-
6879, or Janet M. Grossnickle, Assistant Director, at (202) 551-6821 (Division of
Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete
application may be obtained via the Commission's website by searching for the file
number, or an applicant using the Company name box, at
http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

    1.   Capital, a California corporation, is an indirect wholly-owned subsidiary of
The Capital Group Companies, Inc., a holding company and one of the largest investment
management firms in the world. Capital and its "affiliates," as defined in rule 12b-2 under
the Securities Exchange Act of 1934 (the "Exchange Act"), are referred to collectively as

the "Capital Group" and each, a "Capital Group entity." Investment management and related financial services are Capital International, Inc.'s only businesses.

2.   A Partnership will be structured as a limited partnership, limited liability company, business trust or other entity organized under the laws of the state of Delaware, another state, or of a jurisdiction outside the United States. Capital Group may also form parallel Partnerships organized under the laws of various jurisdictions in order to create the same investment opportunities for Eligible Employees (as defined below) in other jurisdictions. Interests in a Partnership ("Interests") may be issued in one or more series, each of which corresponds to particular Partnership investments (each, a "Series"). Each Series will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act. Each Partnership will operate as a closed-end management investment company, and a particular Partnership may operate as a diversified or non-diversified vehicle within the meaning of the Act. The Partnerships are intended to provide investment opportunities for Eligible Employees (defined below) that are competitive with those at other investment management and financial services firms and to facilitate the recruitment and retention of high caliber professionals. Capital Group will control each Partnership within the meaning of section 2(a)(9) of the Act.

3.   Capital Group formed CGPE IV under the laws of the state of Delaware. CGPE IV invests concurrently with Capital International Private Equity Fund IV, L.P. ("Fund IV") and other investors organized or managed by Capital Group or its designees that generally co-invest with Fund IV (the "Fund IV Co-Investors") in various investment opportunities, described in the application. Capital Group formed CGPE V under the laws of the Cayman Islands. CGPE V invests concurrently with Capital International Private

Equity Fund V, L.P. ("Fund V") and other investors organized or managed by Capital Group or its designees that generally co-invest with Fund V (the "Fund V Co-Investors") in various investment opportunities, described in the application. CGPE IV and CGPE V (collectively, the "Initial Partnerships") may also co-invest with each other as well as with Fund IV, Fund V, the Fund IV Co-Investors and the Fund V Co-Investors. The Initial Partnerships are organized as limited partnerships.

4.   Each Partnership will have a general partner, managing member or other such similar entity (a "General Partner"). All potential investors in a Partnership will be "Limited Partners." The General Partner will manage, operate, and control each Partnership and will have the authority to make all decisions regarding the acquisition, management and disposition of Partnership investments. A Capital Group entity will be a General Partner of each Partnership. The General Partner may be permitted to delegate certain of its responsibilities regarding the acquisition, management and disposition of Partnership investments to an Investment Adviser (as defined below).

5.   The General Partner or another entity will serve as investment adviser to a Partnership (the "Investment Adviser"). The Investment Adviser will be (i) registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), (ii) exempt from Advisers Act registration requirements by virtue of section 203(b)(3) of the Advisers Act, or (iii) excluded from the definition of investment adviser under the Advisers Act because it is a bank or bank holding company, as defined in the Bank Holding Company Act of 1056, as amended, and does not serve or act as an investment adviser to a registered investment company. Any entity serving as Investment Adviser to any Partnership will be a Capital Group entity.

6.   If the Investment Adviser elects to recommend that a Partnership enter into any side-by-side investment with an unaffiliated entity, the Investment Adviser will be permitted to engage as sub-investment adviser the unaffiliated entity (an "Unaffiliated Subadviser"), which will be responsible for the management of such side-by-side investment. An Investment Adviser may be paid a management fee, which will generally be determined as a percentage of the capital commitments of the Limited Partners. A General Partner or Investment Adviser may receive a performance-based fee (a "Carried Interest") based on the net gains of the Partnership's investments in addition to any amount allocable to the General Partner's or Investment Adviser's capital contribution.[1]

7.   Interests in a Partnership will be offered without registration in reliance on section 4(2) of the Securities Act of 1933 (the "Securities Act"), or Regulation D or Regulation S under the Securities Act, and will be sold only to "Qualified Participants" (as defined below). Prior to offering Interests to an Eligible Individual (as defined below), a General Partner must reasonably believe that the Eligible Employee or Eligible Family Member will be capable of understanding and evaluating the merits and risks of participation in a Partnership and that each such individual is able to bear the economic risk of such participation and afford a complete loss of his or her investment.

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[1]   If a General Partner or Investment Adviser is registered under the Advisers Act, the Carried Interest payable to it by a Partnership will be pursuant to an arrangement that complies with rule 205-3 under the Advisers Act. If the General Partner or Investment Adviser is not required to register under the Advisers Act, the Carried Interest payable to it will comply with section 205(b)(3) of the Advisers Act, with the Partnership treated as a business development company solely for the purpose of that section.

8.   "Qualified Participants" are (a) current and former employees, officers, directors and current Consultants[2] of Capital Group (collectively, "Eligible Employees"), (b) spouses, parents, children, spouses of children, brothers, sisters and grandchildren of Eligible Employees ("Eligible Family Members" and, together with Eligible Employees who are natural persons, "Eligible Individuals"), (c) trusts or other investment vehicles established solely for the benefit of Eligible Individuals ("Eligible Investment Vehicles"), and (d) Capital Group. Each Eligible Individual will be an "accredited investor" under rule 501(a)(5) or rule 501(a)(6) of Regulation D ("Accredited Investor"), except that a maximum of 35 Eligible Employees who are sophisticated investors but who are not Accredited Investors may become Limited Partners if each of them falls into one of the following two categories: (A) Eligible Employees who (i) have a graduate degree in business, law or accounting, (ii) have a minimum of five years of consulting, investment management, investment banking, legal or similar business experience, and (iii) had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding the Eligible Employee's admission as a Limited Partner and have a reasonable expectation of income from all sources of at least $140,000 in each year in which the Eligible Employee will be committed to make investments in a Partnership; or (B) Eligible Employees who are "knowledgeable employees," as defined in rule 3c-5 of the Act, of the Partnership (with the Partnership treated as though it were a "covered company" for purposes of the rule). An Eligible Employee who is described in category (A) above will not be permitted to invest in any

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[2]   A "Consultant" is a person or entity whom Capital Group has engaged on retainer to provide services and professional expertise on an ongoing basis as a regular consultant or as a business or legal adviser and who shares a community of interest with Capital Group and its employees.

year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in a Partnership and in all other Partnerships in which that investor has previously invested.

9.   An Eligible Individual may purchase an Interest through an Eligible Investment Vehicle only if either (i) the investment vehicle is an "accredited investor," as defined in rule 501(a) of Regulation D under the 1933 Act, or (ii) the Eligible Individual is a settlor[3] and principal investment decision-maker with respect to the investment vehicle. Eligible Investment Vehicles that are not accredited investors will be included in the 35 non-accredited investor limit discussed above. Any Capital Group entity or a Consultant entity will be an "accredited investor" as defined in rule 501(a) of Regulation D under the 1933 Act.

10.   The terms of a Partnership will be disclosed to the Eligible Employees at the time they are offered the right to subscribe for Interests, and they will be furnished with a copy of the partnership agreement. A Partnership will send its Limited Partners an annual financial statement audited by independent accountants as soon as practicable after the end of its fiscal year.[4] In addition, as soon as practicable after the end of each fiscal year of a Partnership, a report will be sent to each Limited Partner setting forth the information with respect to his or her share of income, gains, losses, credits, and other items for federal and state income tax purposes.

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[3]   If such investment vehicle is an entity other than a trust, the term "settlor" will be read to mean a person who created such vehicle, alone or together with other Eligible Individuals, and contributed funds to such vehicle.

[4]   "Audit" will have the meaning defined in rule 1-02(d) of Regulation S-X.

11.   Interests in the Partnerships will not be transferable except with the express consent of the General Partner, and then only to a Qualified Participant. All of the Partnerships will have only Qualified Participants as Limited Partners. No sales load will be charged in connection with the sale of Interests.

12.   The General Partner may have the right to repurchase or cancel the Interest of an Eligible Employee who ceases to be an employee, officer, director, or current Consultant of any member of Capital Group for any reason. In the case of Interests held by a Consultant whose retainer has been terminated or has expired, such Interests will be subject to mandatory redemption or repurchase by Capital Group, or Capital Group may require the former Consultant to sell such Interests to an Eligible Investor. A Limited Partner, other than the Initial Partnerships for which no right to repurchase or cancellation exists, would receive upon repurchase or cancellation of its Interest, the lesser of (a) the amount actually paid by the Limited Partner to acquire the Interest plus interest, less any distributions, and (b) the fair market value of the Interest determined at the time of the repurchase or cancellation as determined in good faith by the General Partner.

13.   A Partnership may make investments side-by-side with Capital Group entities and through investment pools sponsored by or managed by a Capital Group entity or an unaffiliated entity. A Partnership may also co-invest directly in a company with Capital Group or an investment fund or separate account organized for the benefit of investors who are not affiliated with Capital Group over which a Capital Group entity or an Unaffiliated Subadviser exercises investment discretion ("Third Party Funds").

14.   If Capital Group makes loans to any Partnership, the lender will be entitled to receive interest at a rate no less favorable to the borrower than the rate that could be

obtained on an arm's length basis. A Partnership will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own outstanding securities of the Partnership (other than short-term paper). Any indebtedness of a Partnership will be without recourse to the Limited Partners of the Partnership.

15.   A Partnership will not acquire any security issued by a registered investment company if, immediately after the acquisition, the Partnership will own, in the aggregate, more than 3% of the outstanding voting stock of the registered investment company.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act to the extent that the exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company's form of organization and capital structure, the persons owning and controlling its securities, the price of the company's securities and the amount of any sales load, how the company's funds are invested, and the relationship between the company and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities company, in relevant part, as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2.   Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities. Section

6(e) of the Act provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, will be applicable to the company and other persons dealing with the company as though the company were registered under the Act. Applicants request an order under sections 6(b) and 6(e) of the Act exempting the Partnerships from all provisions of the Act, except section 9 and sections 36 through 53 of the Act, and the rules and regulations under the Act. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

      3.   Section 17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the company. Applicants request an exemption from section 17(a) to permit: (a) a Capital Group entity or a Third Party Fund (or any affiliated person of such Third Party Fund), acting as principal, to engage in any transaction directly or indirectly with any Partnership or any company controlled by such Partnership; (b) a Partnership to invest in or engage in any transaction with any entity, acting as principal, (i) in which such Partnership, any company controlled by such Partnership, or any Capital Group entity or Third Party Fund has invested or will invest, or (ii) with which such Partnership, any company controlled by such Partnership, or any Capital Group entity or Third Party Fund is or will otherwise become affiliated; and (c) a Third Party Investor, acting as principal, to engage in any transaction directly or indirectly with any Partnership or any company controlled by such Partnership. The term "Third Party Investor" refers to any person or

entity that is not a Capital Group entity or affiliated with Capital Group and is a partner or other investor in a Third Party Fund.

4.   Applicants submit that an exemption from section 17(a) is consistent with the purposes of the Partnerships and the protection of investors. Applicants state that the Limited Partners will be informed of the possible extent of the Partnership's dealings with Capital Group and of the potential conflicts of interest that may exist. Applicants also state that, as professionals engaged in financial services businesses, the Limited Partners will be able to evaluate the risks associated with those dealings. Applicants assert that the community of interest among the Limited Partners and Capital Group will serve to reduce the risk of abuse. Applicants represent that the requested relief will not extend to any transactions between a Partnership and an Unaffiliated Subadviser or an affiliated person of an Unaffiliated Subadviser, or between a Partnership and any person who is not an employee, officer or director of the Capital Group or is an entity outside of the Capital Group and is an affiliated person of the Partnership as defined in section 2(a)(3)(E) of the Act ("Advisory Person") or any affiliated person of such a person.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. Applicants request relief to permit affiliated persons of each Partnership, or affiliated persons of any of these persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the Partnership or a company controlled by the Partnership is a participant. Applicants acknowledge that the requested relief will not

extend to any transaction in which an Unaffiliated Subadviser or an Advisory Person, or an affiliated person of either such person, has an interest, except in connection with a Third Party Fund sponsored by an Unaffiliated Subadviser.

6.　　Applicants assert that compliance with section 17(d) would cause the Partnership to forego attractive investment opportunities simply because a Limited Partner, the General Partner or any other affiliated person of the Partnership (or any affiliate of the affiliated person) made a similar investment. Applicants also submit that the types of investment opportunities considered by a Partnership often require each investor to make funds available in an amount that may be substantially greater than what a Partnership may be able to make available on its own. Applicants contend that, as a result, the only way in which a Partnership may be able to participate in these opportunities may be to co-invest with other persons, including its affiliates. Applicants assert that the flexibility to structure co-investments and joint investments will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent.

7.　　Co-investments with Third Party Funds, or by a Capital Group entity pursuant to a contractual obligation to a Third Party Fund, will not be subject to condition 3 below. Applicants note that it is common for a Third Party Fund to require that Capital Group invest its own capital in Third Party Fund investments, and that Capital Group investments be subject to substantially the same terms as those applicable to the Third Party Fund. Applicants believe it is important that the interests of the Third Party Fund take priority over the interests of the Partnerships, and that the Third Party Fund not be burdened or otherwise affected by activities of the Partnerships. In addition, applicants assert that the relationship of a Partnership to a Third Party Fund is fundamentally different from a

Partnership's relationship to Capital Group. Applicants contend that the focus of, and the rationale for, the protections contained in the requested relief are to protect the Partnerships from any overreaching by Capital Group in the employer/employee context, whereas the same concerns are not present with respect to the Partnerships vis-a-vis a Third Party Fund.

        8.   Section 17(e) of the Act and rule 17e-1 under the Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. Applicants request an exemption from section 17(e) to permit a Capital Group entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees, or other compensation from a Partnership in connection with the purchase or sale by the Partnership of securities, provided that the fees or other compensation are deemed "usual and customary." Applicants state that for purposes of the application, fees or other compensation that are charged or received by a Capital Group entity will be deemed "usual and customary" only if (a) the Partnership is purchasing or selling securities with other unaffiliated third parties, including Third Party Funds, (b) the fees or compensation being charged to the Partnership are also being charged to the unaffiliated third parties, including Third Party Funds, and (c) the amount of securities being purchased or sold by the Partnership does not exceed 50% of the total amount of securities being purchased or sold by the Partnership and the unaffiliated third parties, including Third Party Funds. Applicants assert that, because Capital Group does not wish to appear to be favoring the Partnerships, compliance with section 17(e) would prevent a Partnership from participating in transactions where the Partnership is being charged lower fees than unaffiliated third parties. Applicants assert that the fees or other

compensation paid by a Partnership to a Capital Group entity will be the same as those negotiated at arm's length with unaffiliated third parties.

9.   Rule 17e-1(b) under the Act requires that a majority of directors who are not "interested persons" (as defined in section 2(a)(19) of the Act) take actions and make approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the Act requires each investment company relying on the rule to satisfy the fund governance standards defined in rule 0-1(a)(7) under the Act (the "Fund Governance Standards"). Applicants request an exemption from rule 17e-1 to the extent necessary to permit each Partnership to comply with the rule without having a majority of the directors of the General Partner who are not interested persons take actions and make determinations as set forth in paragraph (b) of the rule, and without having to satisfy the standards set forth in paragraph (c) of the rule. Applicants state that because all the directors of the General Partner will be affiliated persons, without the relief requested, a Partnership could not comply with rule 17e-1. Applicants state that each Partnership will comply with rule 17e-1 by having a majority of the directors of the General Partner take actions and make approvals as set forth in the rule. Applicants state that each Partnership will otherwise comply with rule 17e-1.

10.   Section 17(f) of the Act designates the entities that may act as investment company custodians, and rule 17f-1 under the Act imposes certain requirements when the custodian is a member of a national securities exchange. Applicants request an exemption from section 17(f) and rule 17f-1 to permit a Capital Group entity to act as custodian of Partnership assets without a written contract. Applicants also request an exemption from the rule 17f-1(b)(4) requirement that an independent accountant periodically verify the

assets held by the custodian. Applicants state that, because of the community of interest between Capital Group and the Partnerships and the existing requirement for an independent audit, compliance with this requirement would be unnecessary. Applicants will comply with all other requirements of rule 17f-1.

11.   Applicants also request an exemption from rule 17f-2 to permit the following exceptions from the requirements of rule 17f-2: (a) a Partnership's investments may be kept in the locked files of the General Partner; (b) for purposes of paragraph (d) of the rule, (i) employees of the General Partner (or Capital Group) will be deemed to be employees of the Partnerships, (ii) officers or managers of the General Partner of a Partnership (or Capital Group) will be deemed to be officers of the Partnership and (iii) the General Partner of a Partnership or its board of directors will be deemed to be the board of directors of a Partnership and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the General Partner (or Capital Group). Applicants expect that with respect to certain Partnerships, some of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. Applicants assert that for such a Partnership, these instruments are most suitably kept in the files of the General Partner, where they can be referred to as necessary.

12.   Section 17(g) of the Act and rule 17g-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. The rule also requires that the board of directors of an investment company

relying on the rule satisfy the Fund Governance Standards. Applicants request relief to permit the General Partner's board of directors, who may be deemed interested persons, to take actions and make determinations as set forth in the rule. Applicants state that, because all directors of the General Partner will be affiliated persons, a Partnership could not comply with rule 17g-1 without the requested relief. Specifically, each Partnership will comply with rule 17g-1 by having a majority of the General Partner's directors take actions and make determinations as set forth in rule 17g-1. Applicants also request an exemption from the requirements of paragraph (g) of rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors, paragraph (h) of rule 17g-1 relating to the appointment of a person to make the filings and provide the notices required by paragraph (g), and paragraph (j)(3) of rule 17g-1 relating to compliance with the Fund Governance Standards. Applicants state that the Partnerships will comply with all other requirements of rule 17g-1.

13.   Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicants request an exemption from the provisions of rule 17j-1, except for the anti-fraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the Partnerships. The relief requested will only extend to Capital Group entities and is not requested with respect to any Unaffiliated Subadviser or Advisory Person.

14.   Applicants request an exemption from the requirements in sections 30(a), 30(b), and 30(e) of the Act, and the rules under those sections, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to the Partnerships and would entail administrative and legal costs that outweigh any benefit to the Limited Partners. Applicants request exemptive relief to the extent necessary to permit each Partnership to report annually to its Limited Partners. Applicants also request an exemption from section 30(h) of the Act to the extent necessary to exempt the General Partner of each Partnership, members of the General Partner or any board of managers or directors or committee of Capital Group employees to whom the General Partner may delegate its functions, and any other persons who may be deemed to be members of an advisory board of a Partnership, from filing Forms 3, 4, and 5 under section 16(a) of the Exchange Act with respect to their ownership of Interests in the Partnership. Applicants assert that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

15.   Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies reasonable designed to prevent violation of the federal securities law and to appoint a chief compliance officer. Each Partnership will comply will rule 38a-1(a), (c) and (d), except that (a) since the Partnership does not have a board of directors, the board of directors of the General Partner will fulfill the responsibilities assigned to the Partnership's board of directors under the rule, (b) since the board of directors of the General Partner does not have any disinterested members, approval by a

majority of the disinterested board members required by rule 38a-1 will not be obtained, and (c) since the board of directors of the General Partner does not have any disinterested members, the Partnerships will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors of the General Partner as constituted.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction involving a Partnership otherwise prohibited by section 17(a) or section 17(d) of the Act and rule 17d-1 under the Act to which a Partnership is a party (the "Section 17 Transactions") will be effected only if the General Partner determines that:

(a)   the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Limited Partners of the Partnership and do not involve overreaching of the Partnership or its Limited Partners on the part of any person concerned; and

(b)   the Section 17 Transaction is consistent with the interests of the Limited Partners, the Partnership's organizational documents and the Partnership's reports to its Limited Partners.

In addition, the General Partner of the Partnership will record and preserve a description of all Section 17 Transactions, the General Partner's findings, the information or materials upon which the findings are based and the basis for the findings. All such records will be maintained for the life of the Partnership and at least six years thereafter and will be subject to examination by the Commission and its staff.[5]

2.   The General Partner of each Partnership will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Partnership or any affiliated person of such person, promoter or principal underwriter.

3.   The General Partner of each Partnership will not invest the funds of the Partnership in any investment in which an "Affiliated Co-Investor" (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment transaction involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Partnership and an Affiliated Co-Investor are participants, unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (a) gives the General Partner sufficient, but not less than one day's, notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless the Partnership has the opportunity to dispose of the Partnership's investment prior to or concurrently with, on the same terms as, and pro rata with the Affiliated Co-Investor. The term "Affiliated Co-Investor" with respect to any Partnership means any person who is: (a) an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Partnership (other than a Third Party Fund); (b) Capital Group; (c) an officer or director of Capital Group; or (d) an entity (other than a Third Party Fund) in which a Capital Group entity acts as a general partner or has a similar capacity to control the sale or other

disposition of the entity's securities. The restrictions contained in this condition, however,

shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-

Investor (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent")

of which the Affiliated Co-Investor is a direct or indirect wholly-owned subsidiary or to a

direct or indirect wholly-owned subsidiary of its Parent, (b) to immediate family members

of the Affiliated Co-Investor or a trust or other investment vehicle established for any

Affiliated Co-Investor or any such immediate family member, or (c) when the investment is

comprised of securities that are (i) listed on a national securities exchange registered under

section 6 of the Exchange Act, (ii) NMS stocks pursuant to section 11A(a)(2) of the

Exchange Act and rule 600(a) of Regulation NMS thereunder, (iii) government securities as

defined in section 2(a)(16) of the Act or other securities that meet the definition of "Eligible

Security" in rule 2a-7 under the Act, or (iv) listed or traded on any foreign securities

exchange or board of trade that satisfies regulatory requirements under the law of the

jurisdiction in which such foreign securities exchange or board of trade is organized similar

to those that apply to a national securities exchange or a national market system for

securities.

     4.   Each Partnership and its General Partner will maintain and preserve, for the

life of each Series of the Partnership and at least six years thereafter, such accounts, books

and other documents constituting the record forming the basis for the audited financial

statements that are to be provided to the Limited Partners in the Partnership, and each

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[5]   Each Partnership will preserve the accounts, books and other documents required to be
maintained in an easily accessible place for the first two years.

annual report of the Partnership required to be sent to the Limited Partners, and agree that

all such records will be subject to examination by the Commission and its staff.[6]

       5.   The General Partner of each Partnership will send to each Limited Partner

having an Interest in the Partnership at any time during the fiscal year then ended,

Partnership financial statements audited by the Partnership's independent accountants with

respect to those Series in which the Limited Partner had an Interest. At the end of each

fiscal year, the General Partner will make or cause to be made a valuation of all of the

assets of the Partnership as of such fiscal year end in a manner consistent with customary

practice with respect to the valuation of assets of the kind held by the Partnership. In

addition, as soon as practicable after the end of each fiscal year of the Partnership, the

General Partner will send a report to each person who was a Limited Partner at any time

during the fiscal year then ended, setting forth such tax information as shall be necessary

for the preparation by the Limited Partner of that partner's federal and state income tax

returns and a report of the investment activities of the Partnership during that fiscal year.

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[6] Each Partnership will preserve the accounts, books and other documents required to be
maintained in an easily accessible place for the first two years.

6. If a Partnership makes purchases or sales from or to an entity affiliated with the Partnership by reason of an officer, director or employee of a Capital Group entity (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Partnership's determination of whether or not to effect the purchase or sale.

For the Commission, by the Division of Investment Management, under delegated authority.

Cathy H. Ahn
Deputy Secretary